

Mail Stop 7010

March 28, 2006

Mr. John W. Prosser, Jr.
Executive Vice President, Finance and Administration
and Treasurer
Jacobs Engineering Group Inc.
1111 South Arroyo Parkway
Pasadena, California 91105

> **RE: Form 10-K for the Fiscal Year ended September 30, 2004**
> **Form 10-Q for the Fiscal Quarter ended December 31, 2005**
> **File No. 1-7463**

Dear Mr. Prosser:

We have reviewed your response letter dated March 10, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Financial Statements

Schedule II – Valuation and Qualifying Accounts

2. We have reviewed your response to comment 8. Given that your receivables represent approximately 43% of your total assets at September 30, 2005, we continue to believe that you should disclose the amount of your allowance for doubtful accounts as of each date for which a balance sheet is presented as well as changes in your allowance for doubtful accounts for each period presented. Refer to Rule 5-02 and in Rule 5-04 of Regulation S-X.

Form 10-Q for the quarter ended December 31, 2005

Financial Statements

Note to Financial Statements

Stock-Based Compensation, page 7

3. Please disclose the effect of adopting SFAS 123(R) on all of the financial statement line items required by paragraph 84 of SFAS 123(R), which include earnings before taxes, cash flows from operating activities, cash flows from financing activities, and basic earnings per share.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Branch Chief